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           SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO RULE
                                  13D-2(A).*
----------------
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
  1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.
  - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 3)*

                              CASINO AMERICA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  147575 10 4
                                 --------------
                                 (CUSIP Number)

                                ALLAN B. SOLOMON
                            EXECUTIVE VICE PRESIDENT
                          2200 CORPORATE BOULEVARD, NW
                           BOCA RATON, FLORIDA 33431
                                (407) 995-6660
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 19, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)
                               Page 1 of 4 Pages

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CUSIP No. 147575 10 4           SCHEDULE 13D   Page     2    of    4      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Crown Casino Corporation, 63-0851141
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          0
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          N/A
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                      AMENDMENT No. 3 TO SCHEDULE 13D OF
                           CROWN CASINO CORPORATION



ITEM 1.    SECURITY AND ISSUER.

           This filing relates to the acquisition of shares by Crown Casino Corporation ("Crown") of the $.01 par value common stock (the "Common Stock") of Casino America, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 711 Washington Loop, Biloxi, Mississippi 39530.

           The following items of Schedule 13D are hereby amended:

ITEM 2.    PURPOSE OF TRANSACTION.

           Since the filing of Amendment No. 2 to Schedule 13D by Crown, Crown has sold all 1,885,086 shares of the Common Stock of the Issuer owned by Crown, and presently owns no shares of Common Stock of the Issuer.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           (a) As of November 19, 1996, Crown beneficially owns no shares of the Issuer's common stock.

           (b)  Not applicable.

           (c) On November 19, 1996, Crown effected (through a registered broker/dealer) the sale in two transactions of an aggregate of 1,885,086 shares of the Issuer's Common Stock at the price of $4.00 per share.

           (d)  Not applicable.

           (e) On November 19, 1996, Crown ceased to be the owner of more than 5% of the Issuer's outstanding Common Stock.


                                 Page 3 of 4
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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 14, 1997                         CROWN CASINO CORPORATION


                                          By: /s/ Mark D. Slusser
                                              ---------------------------
                                                  Mark D. Slusser
                                                  Vice President Finance






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